UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41445

Jianzhi Education Technology Group Company Limited

27/F, Tower A, Yingdu Building, Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

+86 10 58732560

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Jianzhi Education Announces Receipt of Nasdaq Notification of Minimum Stockholders’ Equity Non-Compliance

Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi Education”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced that it has received a letter from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notifying that the Company no longer complies with Nasdaq Listing Rules (the “Rules”). Nasdaq Listing Rule 5450(b)(1)(A) requires companies listed on the Nasdaq Global Select Market to maintain a minimum of $10,000,000 in stockholders’ equity for continued listing, and the Company’s Form 20-F for the year ended December 31, 2023 reported stockholders’ equity of ($2,425,096). In accordance with the Rules, the Company has 45 calendar days, or until July 8, 2024, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the letter to evidence compliance. The notification letter has no immediate effect on the Company’s listing on the Nasdaq Global Select Market, and during the grace period, the Company’s ordinary shares will continue to trade on Nasdaq under the symbol “JZ.” If Nasdaq does not accept the Company’s compliance plan, the Company may appeal the decision to a Hearings Panel. Alternatively, the Company may consider applying to transfer its ordinary shares to The Nasdaq Capital Market. However, there can be no assurance that Nasdaq will accept the compliance plan or that the Company will be able to regain compliance with the Rules, or that Nasdaq would approve the Company’s application to list on The Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jianzhi Education Technology Group Company Limited

By:	/s/ Yong Hu
Name:	Yong Hu
Title:	Director and Chief Executive Officer

Date: May 28, 2024

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